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VIA EDGAR

March 8, 2018

Mr. Karl Hiller
Branch Chief
Officer of Natural Resources
Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Mail Stop 4628
Washington, D.C. 20549

Re; The Simply Good Foods Company
Form 10-K for the Fiscal Year ended August 26, 2017
Filed November 9, 2017
File No. 1-38115

Dear Mr. Hiller:

This letter sets forth the response of The Simply Good Foods Company (the “Company,” “we” and “our”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 26, 2018 with respect to the above-referenced Annual Report on Form 10-K (File No. 1-38115).
The text of the Staff’s comment has been included in this letter for your convenience and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth our response to the comment immediately below the numbered comment.
Form 10-K for the Fiscal Year Ended August 26, 2017
Financial Statements
Note 16 – Segment and Customer Information, page 93

1.	Staff’s comment: We note you disclose under this heading that revenues from transactions with external customers for each of Atkins’ products would be impracticable to disclose.

However, on page 8 you describe a core product portfolio consisting of nutrition bars, ready to drink shakes, snacks and confectionery products marketed under the Atkins and SimplyProtein brand names; and explain that through third-party partnerships, you offer complementary Atkins branded products, including frozen meals, home delivery meals and meal kits. We also note from your Management’s Discussion and Analysis on page 46 that changes in product mix were factors contributing to your period- to- period changes in net sales, and that such changes are quantified for certain product groups.

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1050 17th Street, Suite 1500, Denver, Colorado 80265

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Given the disclosures about core product portfolio groups and complementary product groups, please expand your disclosure to include revenues for each group of similar products to comply with FASB ASC 280-10-50-40. Please submit the revisions that you propose or explain to us why you believe this would not apply, if this is your view.

Response:

In response to the Staff’s comment, the Company respectfully submits that is has considered ASC 280-10-50-40 and that our products qualify for aggregation under ASC 280-10-50-11 as described below.

We have considered the aggregation criteria described in ASC 280-10-50-11 to evaluate the similarity of the product lines namely our nutrition bars, ready-to-drink shakes, snacks and confectionery products. All these products exhibit similar economic characteristics in that they are marketed to our consumers as a group of “low carb”, “low sugar”, and “protein rich” nutrition products. These products are all manufactured using contract manfacturers, distributed through the same channels, and sold to the same customers as a group of products and located in the same aisle of the retailer. The regulatory environment governing the manufacture, distribution and advertising of these products is the same, and includes the U.S. Federal Trade Commission (“FTC”), the U.S. Food and Drug Administration (“FDA”), the United States Department of Agriculature (“USDA”) and other similar state and local agencies.

Based on the analysis above, the Company respectfully submits that it has not included disclosure of revenues by product line under FASB ASC 280-10-50-40 as its product lines are substantially similar.

In addition, our frozen meals, home delivery meals and meal kits are immaterial and represent approximately 1% of our consolidated net sales for the 52-week period ended on August 26, 2017. We do not consider presentation of this information to be meaningful to users of our financial statements. Therefore, since we are primarily managed and report based on products that are similar in nature, we do not believe that additional revenue disclosure is required. We will continute to monitor the growth in our frozen meals and home delivery products in light of the disclosure requirements of ASC 280-10-50-40.

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If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 633-2840. Thank you again for your time and consideration.

Sincerely,

/s/ Todd. E. Cunfer
Todd E. Cunfer, Chief Financial Officer